UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

WHITE ELECTRONIC DESIGNS CORPORATION
(Name of Issuer)

Common Stock, $0.10 stated value per share
(Title of Class of Securities)

963801105
(CUSIP Number)

Brian R. Kahn
Desert Equity LP
5506 Worsham Court
Windermere, Florida 34786
(407) 909-8015

With a copy to:

Steven W. Vazquez, Esq.
Foley & Lardner LLP
100 North Tampa Street, Suite 2700
Tampa, Florida 33602
(813) 229-2300
(813) 221-4210—Fax
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963801105	13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Desert Equity LP 27-0734636
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, PF, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,036,670* (See Item 5)
	8	SHARED VOTING POWER 0* (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,036,670* (See Item 5)
	10	SHARED DISPOSITIVE POWER 0* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,036,670* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%** (See Item 5)
14	TYPE OF REPORTING PERSON PN

*	As of the close of business on December 15, 2009.

**
This percentage is calculated based upon 23,215,272 shares of Common Stock outstanding as of December 9, 2009, as reported in the Company’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 11, 2009.

CUSIP No. 963801105	13D/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Desert Management LLC 27-0734563
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,036,670* (See Item 5)
	8	SHARED VOTING POWER 0* (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,036,670* (See Item 5)
	10	SHARED DISPOSITIVE POWER 0* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,036,670* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%** (See Item 5)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As of the close of business on December 15, 2009.

**
This percentage is calculated based upon 23,215,272 shares of Common Stock outstanding as of December 9, 2009, as reported in the Company’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 11, 2009.

CUSIP No. 963801105	13D/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Caiman Partners, L.P. 20-0187100
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 803,700* (See Item 5)
	8	SHARED VOTING POWER 0* (See Item 5)
	9	SOLE DISPOSITIVE POWER 803,700* (See Item 5)
	10	SHARED DISPOSITIVE POWER 0* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,700* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%** (See Item 5)
14	TYPE OF REPORTING PERSON PN

*	As of the close of business on December 15, 2009.

**
This percentage is calculated based upon 23,215,272 shares of Common Stock outstanding as of December 9, 2009, as reported in the Company’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 11, 2009.

CUSIP No. 963801105	13D/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Caiman Capital GP, L.P. 20-0187123
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 803,700* (See Item 5)
	8	SHARED VOTING POWER 0* (See Item 5)
	9	SOLE DISPOSITIVE POWER 803,700* (See Item 5)
	10	SHARED DISPOSITIVE POWER 0* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,700* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%** (See Item 5)
14	TYPE OF REPORTING PERSON PN

*	As of the close of business on December 15, 2009.

**
This percentage is calculated based upon 23,215,272 shares of Common Stock outstanding as of December 9, 2009, as reported in the Company’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 11, 2009.

CUSIP No. 963801105	13D/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Caiman Capital Management, LLC 27-0066404
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 803,700* (See Item 5)
	8	SHARED VOTING POWER 0* (See Item 5)
	9	SOLE DISPOSITIVE POWER 803,700* (See Item 5)
	10	SHARED DISPOSITIVE POWER 0* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,700* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%** (See Item 5)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As of the close of business on December 15, 2009.

**
This percentage is calculated based upon 23,215,272 shares of Common Stock outstanding as of December 9, 2009, as reported in the Company’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 11, 2009.

CUSIP No. 963801105	13D/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian R. Kahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,862,870* (See Item 5)
	8	SHARED VOTING POWER 0* (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,862,870* (See Item 5)
	10	SHARED DISPOSITIVE POWER 0* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,862,870* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%** (See Item 5)
14	TYPE OF REPORTING PERSON IN

*	As of the close of business on December 15, 2009.

**
This percentage is calculated based upon 23,215,272 shares of Common Stock outstanding as of December 9, 2009, as reported in the Company’s most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 11, 2009.

CUSIP No. 963801105	13D/A	Page 8 of 14 Pages

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on September 28, 2009 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 6, 2009 and Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on November 17, 2009 (the Original Schedule 13D, as so amended and supplemented, the “Schedule 13D”), by Desert Equity LP, a Delaware limited partnership, Desert Management LLC, a Delaware limited liability company, Caiman Partners, L.P., a Delaware limited partnership, Caiman Capital GP, L.P., a Delaware limited partnership, Caiman Capital Management, LLC, a Delaware limited liability company, and Brian R. Kahn, with respect to the common stock, $0.10 stated value per share, of White Electronic Designs Corporation, an Indiana corporation.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Items 3, 4, and 5 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration

The following is hereby added to Item 3 of the Schedule 13D:

From November 30, 2009 to December 15, 2009, Desert Equity purchased an aggregate of 424,223 shares of Common Stock for a purchase price of $1,849,833.27, plus brokerage fees and commissions of approximately $12,771.69.  All such funds were provided from the working capital or personal funds of Desert Equity.

Item 4.	Purpose of Transaction

The first sentence of the first paragraph of Item 4(a) of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

Mr. Kahn and Desert Equity currently intend to purchase additional shares of Common Stock, subject to market related conditions.

The following is hereby added to Item 4 of the Schedule 13D:

From November 30, 2009 to December 15, 2009, Desert Equity acquired an aggregate of 424,223 shares of Common Stock solely for investment purposes with a view towards making a profit and not for the purpose of acquiring control over or influencing the business of the Company.

Item 5.	Interest in Securities of the Company

Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

(a)-(b)  This Schedule 13D reports the number of shares of Common Stock beneficially owned by the Reporting Persons as of the close of business on December 15, 2009.  The percentages used in this Schedule 13D are calculated based upon 23,215,272 outstanding shares of Common Stock.  This is the number of shares of Common Stock that the Company reported as outstanding as of December 9, 2009 in its most recent Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on December 11, 2009.

CUSIP No. 963801105	13D/A	Page 9 of 14 Pages

The following table sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Reporting Persons:

Name	Number of Shares of Common Stock Directly Beneficially Owned	Percentage of Outstanding Shares of Common Stock
Desert Equity	4,036,670	17.4%
Caiman Partners	803,700	3.5%
Brian R. Kahn	22,500(1)	0.1%

(1)
As a newly appointed member of the Company’s Board, on February 9, 2009 (the date Mr. Kahn joined the Company’s Board), Mr. Kahn received an automatic initial grant of 15,000 shares of restricted Common Stock pursuant to (and subject to all the terms and conditions of) the Stock Plan.  On May 7, 2009 (the date of the Company’s 2009 annual shareholder meeting), Mr. Kahn received an automatic grant of 7,500 shares of restricted Common Stock pursuant to (and subject to all the terms and conditions of) the Stock Plan.  Pursuant to the Stock Plan, until the Company’s 2015 annual shareholder meeting, and for so long as (i) Mr. Kahn is a member of the Company’s Board and not an employee of the Company or a subsidiary of the Company and (ii) the Company’s Board does not terminate the Stock Plan, Mr. Kahn will receive 7,500 shares of restricted Common Stock per year on the date of the Company’s annual shareholder meeting.  The shares of restricted Common Stock granted to Mr. Kahn pursuant to the Stock Plan may not be sold, transferred, pledged, assigned, or otherwise alienated until such transfer restrictions lapse.  The restrictions on one-third (1/3) of the shares of restricted Common Stock granted to Mr. Kahn pursuant to the Stock Plan will lapse on each of the first (1st), second (2nd), and third (3rd) anniversaries of the date of grant.  The restrictions on the shares of restricted Common Stock granted pursuant to the Stock Plan may also lapse upon a Change of Control (as defined in the Stock Plan).  If Mr. Kahn’s service with the Company is terminated for any reason, Mr. Kahn will be required to transfer all of the shares of restricted Common Stock (whose restrictions have not lapsed) back to the Company for no consideration.

Desert Equity directly beneficially owns and has the sole power to vote and dispose of 4,036,670 shares of Common Stock, which represents approximately 17.4% of the outstanding shares of Common Stock.  Desert Management, as the sole general partner of Desert Equity, has the sole power to direct the voting and disposition of the shares of Common Stock that Desert Equity beneficially owns, and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 4,036,670 shares of Common Stock that Desert Equity directly beneficially owns.  Mr. Kahn, as the sole member and manager of Desert Management, has the sole power to direct the voting and disposition of the shares of Common Stock that Caiman Management beneficially owns, and, accordingly, Mr. Kahn may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 4,036,670 shares of Common Stock that Desert Management may be deemed to beneficially own.  To the extent that the Desert Entities are deemed to have formed a group with the other Reporting Persons for the purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder, the Desert Entities may be deemed to beneficially own the 826,200 shares of Common Stock beneficially owned by the other Reporting Persons, and therefore each of the Desert Entities may be deemed to beneficially own 4,862,870 shares of Common Stock, which represents approximately 20.9% of the outstanding shares of Common Stock.  The Desert Entities disclaim beneficial ownership of the 826,200 shares of Common Stock beneficially owned by the other Reporting Persons.

CUSIP No. 963801105	13D/A	Page 10 of 14 Pages

Caiman Partners directly beneficially owns and has the sole power to vote and dispose of 803,700 shares of Common Stock, which represents approximately 3.5% of the outstanding shares of Common Stock.  Caiman Capital, as the sole general partner of Caiman Partners, has the sole power to direct the voting and disposition of the shares of Common Stock that Caiman Partners directly beneficially owns, and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 803,700 shares of Common Stock that Caiman Partners directly beneficially owns.  Caiman Management, as the managing general partner of Caiman Capital, has the sole power to direct the voting and disposition of the shares of Common Stock that Caiman Capital beneficially owns, and, accordingly, Caiman Management may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 803,700 shares of Common Stock that Caiman Capital may be deemed to beneficially own.   Mr. Kahn, as the managing member of Caiman Management, has the sole power to direct the voting and disposition of the shares of Common Stock that Caiman Management beneficially owns, and, accordingly, Mr. Kahn may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 803,700 shares of Common Stock that Caiman Management may be deemed to beneficially own.  To the extent that the Caiman Entities are deemed to have formed a group with the other Reporting Persons for the purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder, the Caiman Entities may be deemed to beneficially own the 4,059,170 shares of Common Stock beneficially owned by the other Reporting Persons, and therefore each of the Caiman Entities may be deemed to beneficially own 4,862,870 shares of Common Stock, which represents approximately 20.9% of the outstanding shares of Common Stock.  The Caiman Entities disclaim beneficial ownership of the 4,059,170 shares of Common Stock beneficially owned by the other Reporting Persons.

Brian R. Kahn directly beneficially owns the 22,500 shares of restricted Common Stock granted to Mr. Kahn pursuant to the Stock Plan, which represents approximately 0.1% of the outstanding shares of Common Stock.  Mr. Kahn has the sole power to vote all 22,500 shares of restricted Common Stock he directly beneficially owns, however such shares may not be sold, transferred, pledged, assigned, or otherwise alienated until the transfer restrictions on such shares lapse.  Pursuant to the Stock Plan, Mr. Kahn received 15,000 shares of restricted Common Stock on February 9, 2009 and 7,500 shares of restricted Common Stock on May 7, 2009.  The restrictions on one-third (1/3) of the shares of restricted Common Stock granted to Mr. Kahn pursuant to the Stock Plan will lapse on each of the first (1st), second (2nd), and third (3rd) anniversaries of the date of grant.  The restrictions on the shares of restricted Common Stock granted pursuant to the Stock Plan may also lapse upon a Change of Control (as defined in the Stock Plan).  If Mr. Kahn’s service with the Company is terminated for any reason, Mr. Kahn will be required to transfer all of the shares of restricted Common Stock (whose restrictions have not lapsed) back to the Company for no consideration.  Mr. Kahn may be deemed to beneficially own 4,862,870 shares of Common Stock, which represents approximately 20.9% of the outstanding shares of Common Stock (including the 4,036,670 shares of Common Stock directly beneficially owned by Desert Equity, the 803,700 shares of Common Stock directly beneficially owned by Caiman Partners, and the 22,500 shares of restricted Common Stock Mr. Kahn directly beneficially owns).

KCM does not own any shares of Common Stock.

(c)           Desert Equity purchased all 3,298,139 shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer at a purchase price of $4.25 net per share, for a total purchase price of $14,017,090.75, plus fees and expenses.  The Offer expired at 12:01 a.m., New York City time, on September 16, 2009.  In addition, as of the close of business on December 15, 2009, Desert Equity made the following purchases of shares of Common Stock in open market broker’s transactions (prices do not include brokerage commissions):

CUSIP No. 963801105	13D/A	Page 11 of 14 Pages

Name	Date	Number of Shares of Common Stock	Price Per Share	Transaction Type
Desert Equity	November 3, 2009	6,642	$4.23	Purchase
Desert Equity	November 4, 2009	392	$4.21	Purchase
Desert Equity	November 4, 2009	2,000	$4.22	Purchase
Desert Equity	November 4, 2009	83,700	$4.23	Purchase
Desert Equity	November 4, 2009	30,000	$4.24	Purchase
Desert Equity	November 4, 2009	20,000	$4.25	Purchase
Desert Equity	November 5, 2009	9,646	$4.21	Purchase
Desert Equity	November 5, 2009	29,728	$4.23	Purchase
Desert Equity	November 5, 2009	7,200	$4.24	Purchase
Desert Equity	November 5, 2009	43,200	$4.25	Purchase
Desert Equity	November 6, 2009	9,400	$4.24	Purchase
Desert Equity	November 6, 2009	72,400	$4.25	Purchase
Desert Equity	November 30, 2009	23,182	$4.25	Purchase
Desert Equity	December 14, 2009	801	$4.25	Purchase
Desert Equity	December 15, 2009	30,000	$4.33	Purchase
Desert Equity	December 15, 2009	21,400	$4.34	Purchase
Desert Equity	December 15, 2009	39,309	$4.35	Purchase
Desert Equity	December 15, 2009	55,009	$4.36	Purchase
Desert Equity	December 15, 2009	3,500	$4.365	Purchase
Desert Equity	December 15, 2009	130,569	$4.37	Purchase
Desert Equity	December 15, 2009	200	$4.375	Purchase
Desert Equity	December 15, 2009	67,180	$4.38	Purchase

CUSIP No. 963801105	13D/A	Page 12 of 14 Pages

Name	Date	Number of Shares of Common Stock	Price Per Share	Transaction Type
Desert Equity	December 15, 2009	400	$4.385	Purchase
Desert Equity	December 15, 2009	20,400	$4.39	Purchase
Desert Equity	December 15, 2009	500	$4.395	Purchase
Desert Equity	December 15, 2009	31,773	$4.40	Purchase

As of the close of business on December 15, 2009, other than the purchases of shares of Common Stock described in this Item 5 of the Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock within the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)           Not Applicable.

CUSIP No. 963801105	13D/A	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 16, 2009

DESERT EQUITY LP

By:	DESERT MANAGEMENT LLC,
its general partner

	By:	/s/ Brian R. Kahn
Name: Brian. R. Kahn
Title: Sole Member and Manager

DESERT MANAGEMENT LLC

By:	/s/ Brian R. Kahn
Name:	Brian. R. Kahn
Title:	Sole Member and Manager

CAIMAN PARTNERS, L.P.

By:	CAIMAN CAPITAL GP, L.P., its general partner

	By:	CAIMAN CAPITAL MANAGEMENT, LLC, its managing general partner

		By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Managing Member

CAIMAN CAPITAL GP, L.P.

By:	CAIMAN CAPITAL MANAGEMENT, LLC, its managing general partner

	By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Managing Member

CUSIP No. 963801105	13D/A	Page 14 of 14 Pages

CAIMAN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Managing Member

BRIAN R. KAHN

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn, an individual